April 24, 2026

Ursula Hurley
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

       Re: JetBlue Airways Corporation
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 12, 2026
           File Number 000-49728
Dear Ursula Hurley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation